**U.S. SECURITIES AND EXCHANGE COMMISSION**

**Washington, D.C. 20549**

**FORM 11-K**

02029320

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934



For the fiscal year ended December 31, 2001

**OR**

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number: 0-23229



A. Full title of the Plan:

Independence Community Bank 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

**INDEPENDENCE COMMUNITY BANK CORP.**
**195 Montague Street**
**Brooklyn, New York 11201**

**As filed on March 29, 2002**

## Item 1. Financial Statements and Exhibits.

(a) Financial Statements (filed in Exhibit 1 hereto):

Report of Independent Auditors

Statement of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedule:

Schedule of Assets Held for Investment Purposes

(b) Exhibits:

1. Financial Statements required by Item 1(a)

2. Consent of Independent Auditors

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

**INDEPENDENCE COMMUNITY BANK**
**401(K) SAVINGS PLAN**

March 29, 2002

By: ______________________
Name: Rosemary Traina
Title: Plan Administrator

# Exhibit 1

# Financial Statements

# Financial Statements
# and Supplemental Schedules

## Independence Community Bank
## 401(k) Savings Plan

*Years ended December 31, 2001 and 2000*
*with Report of Independent Auditors*

# Independence Community Bank
# 401(k) Savings Plan

## Financial Statements
## and Supplemental Schedule

Years ended December 31, 2001 and 2000

## Contents


Report of Independent Auditors .......... 1

Financial Statements

Statements of Net Assets Available for Benefits .......... 2
Statements of Changes in Net Assets Available for Benefits .......... 3
Notes to Financial Statements .......... 4

Supplemental Schedule

Schedule of Assets Held for Investment Purposes .......... 11

## Report of Independent Auditors

The Board of Directors
Independence Community Bank Corp.

We have audited the accompanying statements of net assets available for benefits of the Independence Community Bank 401(k) Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 2001 is presented for purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

New York, New York
March 26, 2002

Independence Community Bank
401(k) Savings Plan

Statements of Net Assets Available for Benefits

| | December 31, 2001 | December 31, 2000 |
|---|---|---|
| **Assets** | | |
| Loans to participants | **$ 1,244,979** | $ 1,142,419 |
| Investments, at fair value | **26,830,469** | 25,173,869 |
| Contributions receivable | **72,107** | 69,348 |
| Net assets available for benefits | **$28,147,555** | $26,385,636 |

*The accompanying notes are an integral part of these financial statements.*

# Independence Community Bank
# 401(k) Savings Plan

## Statements of Changes in Net Assets Available for Benefits

| | Year ended December 31, | |
|---|---|---|
| | **2001** | 2000 |
| **Additions** | | |
| Contributions by: | | |
| Participating employees | **$ 1,804,138** | $ 1,712,173 |
| Employer | **--** | 16,612 |
| Interest on loans | **81,772** | 90,974 |
| Transfers from plan mergers *(Note 2)* | **--** | 4,720,091 |
| Net realized and unrealized appreciation in fair value of investments *(Note 6)* | **2,599,464** | 1,820,284 |
| **Total Additions** | **4,485,374** | 8,360,134 |
| **Deductions** | | |
| Distributions and withdrawals | **2,700,230** | 4,360,000 |
| Investment related expenses | **23,225** | 8,514 |
| **Total Deductions** | **2,723,455** | 4,368,514 |
| Net increase | **1,761,919** | 3,991,620 |
| Net assets available for benefits at: | | |
| Beginning of year | **26,385,636** | 22,394,016 |
| End of year | **$28,147,555** | $26,385,636 |

*The accompanying notes are an integral part of these financial statements.*

## 1. Description of the Plan

The following description of the Independence Community Bank 401(k) Savings Plan (the "Plan") is presented for general information purposes only. Participants should refer to the Plan document for more complete information.

### General

The Plan is a defined contribution plan sponsored by Independence Community Bank (the "Bank"). Employees of the Bank are eligible for participation after one year of service during which they have rendered 1,000 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan was amended to comply with the provisions of ERISA effective October 1, 1976. The Plan has also been amended to conform with the current provisions of the Tax Equity and Fiscal Responsibility Act of 1982 ("TEFRA"), the Deficit Reduction Act of 1984, the Retirement Equity Act of 1984, the Tax Reform Act of 1986, the Uniformed Services Employment and Reemployment Rights Act of 1994, the Uruguay Round Agreements Act, the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997 and the Restructuring and Reform Act of 1998.

The Plan is administered by a committee (the "Committee") appointed by the Board of Directors (the "Board") of the Bank. The Board has appointed the RS Group ("RSG"), Inc. as the Plan's trustee ("Trustee") and record-keeper. RSG also serves as custodian for the assets held in all funds. Under the terms of the trust agreement between the Trustee and the Plan, the Trustee manages trust funds on behalf of the Plan.

### Contributions

Participants may make pre-tax contributions to the Plan up to 10% of annual salary and up to a maximum of $10,500. Prior to January 1, 1991, the Plan permitted contributions on an after-tax basis.

Effective January 1, 2001, the Bank ceased matching contributions for participants who are compensated on an hourly basis. Prior to January 1, 2001 the Bank matched 50% of participant contributions up to 6% of annual salary and up to a maximum of $1,500 annually during the first two years of Plan participation, and 100% thereafter up to 6% of annual salary and up to a maximum of $3,000 annually. During 1998 and in conjunction with the establishment of the Independence Community Bank Corp. Employee Stock Ownership Plan, the Bank ceased matching contributions for all other participants.

**1. Description of the Plan (continued)**

On April 24, 1998, the Plan was amended to provide for the establishment of the Independence Community Bank Corp. Stock Fund, which invests primarily in the common stock of Independence Community Bank Corp., (the "Company"), the Bank's parent.

Participants may direct their contributions to any of the Plan's twelve investment funds (the "funds") in multiples of whole percentage points in accordance with any of the twelve investment options. Under the trust agreement with the Trustee, Participants may change investment direction or perform transfers between investment accounts at any time, providing that such election has been filed at least ten days in advance or made by telephone or the internet.

Participants' contributions and all earnings from investment activities allocable thereto are always fully vested. The Participant's interest in Bank contributions and forfeitures credited to the Participant's account, plus any earnings, appreciation or additions allocable thereto, will vest 50% upon completion of two years of service and 100% upon completion of three years of service.

A Participant whose participation in the Plan terminates before he is fully vested, for any reason other than retirement, disability or death, shall forfeit any portion of this interest in the Plan which is not vested. Under the trust agreement with the Trustee, forfeitures are applied to reduce before tax contributions otherwise required to be made by the Bank.

**Withdrawal of Funds**

***After Termination of Employment***

When a Participant terminates employment, the Participant or the Participant's beneficiaries may elect to have the benefits distributed in a lump sum at the next valuation date or in equal annual installments over a period not to exceed ten years.

## 1. Description of the Plan (continued)

***In-Service Withdrawals***

In-service withdrawals of pre-tax Participant contributions may be made only in the event of hardship or if the Participant has attained age 59-1/2. Hardship withdrawals are subject to regulations of the Internal Revenue Service. After-tax participant contributions and earnings thereon may be withdrawn as of any valuation date after giving at least ten days written notice, but only twice every Plan year.

**Loans to Participants**

All active employees who are Participants in the Plan are eligible to borrow against their vested account balance as long as no more than three loans are outstanding at anytime.

To initiate a loan, Participants complete a loan application and a promissory note provided by the Committee. The promissory note and other loan documentation provide that the outstanding loan balance is secured by the Participant's vested account balance. The minimum loan is $1,000. The maximum loan may not exceed 50% of the Participant's vested account balance, subject to a maximum outstanding loan balance of $50,000. The $50,000 limit is reduced by the Participant's highest outstanding loan balance during the prior 12 months.

The period of repayment is determined by the Committee, except that it may not exceed five years, unless the loan is used to acquire the principal residence of the Participant, in which case the loan term may not exceed 15 years. The interest on a loan is based on the commercial bank prime rate as set forth in The Wall Street Journal on the first business day of the month in which the loan is requested. Such rate remains in effect until maturity or termination of the loan.

**Plan Termination**

While the Bank has not expressed any intent to terminate the Plan, it may do so at any time, subject to the provisions set forth in ERISA. In the event of termination of the Plan, all amounts credited to Participants' accounts become fully vested and distributable as in the same manner as if the Participant's service had been terminated.

## 2. Plan Mergers

Effective as of the close of business on January 7, 2000, the Bank acquired Statewide Savings Bank, S.L.A. ("Statewide Savings") and in connection with such acquisition, employees of Statewide savings became employees of the Company. All services performed by such employees with Statewide Savings are recognized for purposes of eligibility and vesting service under the Plan.

Effective April 14, 2000, all remaining net assets of the Statewide Savings Bank Employees Retirement Plan ("Statewide Plan"), consisting of Independence Community Bank Corp. stock and cash of $4,720,091, were transferred to the Plan, at which time the Statewide Plan merged out of existence.

## 3. Summary of Significant Accounting Policies

### Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis.

### Risk and Uncertainties

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

## 3. Summary of Significant Accounting Policies (continued)

### Investments

Securities transactions are recorded on a trade date basis. Realized gains and losses are recorded on a specific cost basis. Dividend income is recognized on the ex-dividend date or when the dividend information is known; interest income, including, where applicable, amortization of discount and premium on investments and zero coupon bonds, is recognized on the accrual basis.

The Trustee's valuation of the shares of each investment fund owned by the Plan is based upon quoted redemption prices on the last business day of the year. In the absence of an ascertainable market value, investments are valued at their fair value as determined by the officers of the Trustee using methods and procedures reviewed and approved by the officers of the Trustee.

### Payment of Benefits

Benefits are recorded when paid.

## 4. Administrative Expenses

Administrative expenses are paid directly by the Bank.

## 5. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 14, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Bank believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

## 6. Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments

The following table represents net realized gains (losses) and unrealized appreciation (depreciation) in fair value of investments for the years ended December 31, 2001 and 2000:

| | Year ended December 31, | |
|---|---|---|
| | **2001** | 2000 |
| Independence Community Bank Stock Fund | **$3,799,556** | $2,146,135 |
| Actively Managed Bond Fund | -- | 24,814 |
| Alger Midcap Growth Retirement Portfolio | **(99,578)** | (55,754) |
| Alliance Premier Growth Fund (A) | **(418,152)** | (519,390) |
| American Century Income & Growth Fund | **(124,518)** | (202,362) |
| Baron Asset Fund | **(12,350)** | (5,618) |
| Emerging Growth | -- | 431,985 |
| Intermediate-Term Bond | -- | 8,585 |
| International Equity Fund | -- | (750) |
| PIMCO Return Fund (Admin) | **59,327** | 51,875 |
| RSGroup Aggressive Asset Allocation Fund | **(123,805)** | 2,816 |
| RSGroup Moderate Asset Allocation Fund | **(42,977)** | 20,501 |
| RSGroup Stable Value Fund | **245,146** | 233,309 |
| RSI Retirement Trust Core Equity Fund | **(311,399)** | (13,187) |
| SSgA S&P 500 Index Fund | **(205,662)** | (189,074) |
| Scudder International Equity | **(166,124)** | (182,291) |
| Short-Term Investment | -- | 34,447 |
| Value Equity | -- | 34,243 |
| | **$ 2,599,464** | $ 1,820,284 |

## 7. Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

| | December 31, 2001 | December 31, 2000 |
|---|---|---|
| Investments in RSI Retirement Trust: | | |
| Independence Community Bank Corp. Stock Fund | **$11,423,097** | $8,830,233 |
| Alger Midcap Growth Retirement Portfolio | **1,500,096** | 1,542,345 |
| Alliance Premier Growth Fund (A) | -- | 1,685,288 |
| American Century Income & Growth Fund | **1,422,904** | 1,554,277 |
| RSGroup Stable Value Fund | **4,790,576** | 4,625,890 |
| RSGroup Aggressive Asset Allocation | -- | 1,395,701 |
| RSI Retirement Trust Core Equity Fund | **1,494,077** | 1,607,932 |
| SSgA S&P 500 Index Fund | **1,402,331** | 1,660,293 |

## 8. Subsequent events

Effective January 1, 2002, as result of the Economic Growth and Tax Reconciliation Act of 2001 the Bank has amended its 401(k) Plan to increase employee elective deferrals from 10% to 25%, except for highly compensated employees.

Effective January 25, 2002 the portion of the Plan invested in the Independence Community Bank Corp. Stock Fund was converted into an employee stock ownership plan. Dividends on Independence Community Bank Corp. Stock will be reinvested in the Stock Fund unless an Employee makes an election to receive payment of dividends in cash.

# Supplemental Schedule

Independence Community Bank
401(k) Savings Plan

Schedule of Assets Held for Investment Purposes

December 31, 2001

| | Shares | Fair Value |
|---|---|---|
| Independence Community Bank Corp. Stock Fund | 478,055 | $11,423,097 |
| Alger Midcap Growth Retirement Portfolio | 100,881 | 1,500,096 |
| Alliance Premier Growth Fund (A) | 62,145 | 1,262,788 |
| American Century Income & Growth Fund | 52,026 | 1,422,904 |
| Baron Asset Fund | 2,611 | 116,070 |
| PIMCO Total Return Fund (Admin) | 75,225 | 786,853 |
| RSGroup Aggressive Asset Allocation (*) | 110,675 | 1,268,341 |
| RSGroup Moderate Asset Allocation (*) | 69,851 | 812,995 |
| RSGroup Stable Value Fund (*) | 161,364 | 4,790,576 |
| RSI Retirement Trust Core Equity Fund (*) | 16,808 | 1,494,077 |
| Scudder International Equity | 15,012 | 550,341 |
| SSgA S&P 500 Index Fund | 74,119 | 1,402,331 |
| Loans to participants: | | |
| Interest rates range 5.00—9.50% | – | 1,244,979 |
| Total investments | | $28,075,448 |

(*) Indicates Party in Interest to the Plan.

*Note: Cost of assets is not applicable as all investments are directed by the participants.*

# Exhibit 2

# Consent of Independent Auditors

Exhibit 2

Consent of Ernst & Young LLP
Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-50987), pertaining to the Independence Community Bank 401(k) Savings Plan ("the Plan"), of our report dated March 26, 2002, with respect to the financial statements and supplemental schedule of the Plan included in the Form 11-K for the year ended December 31, 2001.

Ernst & Young LLP

New York, New York
March 29, 2002